Exhibit 4(f)(5)

Home Office: Cincinnati, Ohio

Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES

INDIVIDUAL RETIREMENT ANNUITY

ENDORSEMENT

The annuity contract is changed as set out below to add provisions for a SIMPLE Individual Retirement Annuity.

APPLICABLE TAX LAW RESTRICTIONS. This annuity contract is intended to receive contributions under a Savings Incentive Match Plan for Employees of Small Employers (“SIMPLE IRA plan”) that qualify for deferred tax treatment under Internal Revenue Code (“IRC”) Section 408(p). It is restricted as required by federal tax law. We may change the terms of this annuity contract or administer this annuity contract at any time as needed to comply with that law. Any such change may be applied retroactively.

EXCLUSIVE BENEFIT. This annuity contract is established for the exclusive benefit of the participants and their beneficiaries. A participant’s interest in this annuity contract is nonforfeitable.

NON-PARTICIPATING. This annuity contract does not pay dividends or share in our surplus.

NO ASSIGNMENT OR TRANSFER. A participant cannot assign, sell, or transfer his or her interest in this annuity contract. A participant cannot pledge it to secure a loan or the performance of an obligation, or for any other purpose. The only exceptions to these rules are:

1)	all or part of a participant’s interest in this annuity contract may be transferred to the participant’s spouse or former spouse under a divorce or separation instrument described in IRC Section 71(b)(2)(A); and

2)	a participant may designate another person to receive payments with the participant based on joint lives or joint life expectancies, but any such designation shall not give that other person any present rights under the annuity contract during the participant’s lifetime.

CONTRIBUTIONS. This annuity contract does not require fixed premiums, purchase payments, or other contributions, but we may decline to accept any contribution of less than $50. An interest in this annuity contract will not lapse if contributions are not made for the participant. An interest in this annuity contract will remain subject to cancellation under any involuntary surrender or termination provision of this annuity contract; provided, however, that in no event shall any such cancellation occur unless, at a minimum, contributions have not been made for the participant for at least two (2) full contract years and the value of the participant’s interest in this annuity contract (increased by any guaranteed interest) would provide a benefit at age 70-1/2 of less than $20 a month under the regular settlement option.

All contributions to us must be made in cash BY CHECK OR MONEY ORDER MADE PAYABLE TO US.

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This annuity contract will only accept contributions made by an employer under a SIMPLE IRA plan that meets the requirements of IRC Section 408(p), and rollover contributions and transfers from another SIMPLE IRA owned by a participant. No other contributions to this annuity contract will be accepted.

ANNUAL REPORT. Following the end of each calendar year, we will send each participant a report concerning the status of his or her interest in this annuity contract. This report will include (i) the amount of all regular contributions received for the participant during or after the calendar year which relate to such calendar year; (ii) the amount of all rollover contributions received for the participant during such calendar year; (iii) the contract value(s) of the participant’s interest determined as of the end of such calendar year; (iv) such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue; and (v) such other information as may be required under federal tax law.

If contributions to this annuity contract are paid directly by the participant’s employer under a SIMPLE IRA plan, we will provide the employer with the summary description required by IRC Section 408(l)(2)(B).

DESIGNATED FINANCIAL INSTITUTION. If we are the designated financial institution for the SIMPLE IRA plan of a participant’s employer, as defined in IRC Section 408(p)(7), then the participant may direct that contributions paid on the participant’s behalf be transferred without cost or penalty to another SIMPLE IRA owned by the participant or to an IRA or other eligible retirement plan described in IRC Section 402(c)(8)(B), provided that the participant elects such a transfer either before the beginning of the calendar year to which such contribution relates or within the 60-day election period which includes the date the participant first becomes eligible to participate in the SIMPLE IRA plan.

LIMITS ON ROLLOVERS AND TRANSFERS; ADDITIONAL TAXES. During the first two (2) years that a participant participates in the SIMPLE IRA plan of his or her employer, any rollover or transfer from the participant’s interest otherwise permitted under this annuity contract must be made to another SIMPLE IRA owned by the participant. In some cases, any distribution to the participant during this two (2)-year period may be subject to a twenty-five (25) percent additional penalty tax if the participant does not roll over the amount distributed into a SIMPLE IRA. After the end of this two (2)-year period, a rollover or transfer from a participant’s interest otherwise permitted under this annuity contract may be made to another SIMPLE IRA owned by the participant or to an IRA or other eligible retirement plan described in IRC Section 402(c)(8)(B).

REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE. All distributions made hereunder shall be made in accordance with the requirements of IRC Section 408(b)(3) and the regulations thereunder. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of the participant’s entire interest in this annuity contract must satisfy the requirements of IRC Section 408(a)(6) and the regulations thereunder instead of the requirements set out herein.

The Required Beginning Date for distributions of a participant’s interest in this annuity contract is April 1 following the calendar year in which the participant reaches age 70-1/2. No later than the Required Beginning Date, the participant’s entire interest in this annuity contract must begin to be distributed over (i) the participant’s life or the lives of the participant and his or her designated beneficiary, or (ii) a period certain not to exceed the participant’s life expectancy or the joint and last survivor expectancy of the participant and his or her designated beneficiary. Payments must be made in periodic payments at intervals of no longer than one year, and must be either nonincreasing or they may increase only as provided in Q&A-1 and Q&A-4 of Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations. In addition, any distribution must satisfy the incidental benefit requirements specified in Q&A-2 of Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations.

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The distribution period described above cannot exceed the period specified in Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations. The first required payment can be made as late as the Required Beginning Date and must be the payment that is required for a single payment interval. The second payment need not be made until the end of the next payment interval.

A participant’s interest in this annuity contract includes the amount of any outstanding rollover, transfer, or recharacterization under Q&A-7 or Q&A-8 of Section 1.408-8 of the Income Tax Regulations, and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits, to the extent required by regulations.

For purposes of this provision, a participant’s designated beneficiary is an individual designated under this annuity contract to receive payments after the participant’s death and who qualifies as a designated beneficiary under Section 1.401(a)(9)-4 of the Income Tax Regulations.

REQUIRED MINIMUM DISTRIBUTIONS AFTER DEATH. If a participant dies after required distributions begin, the remaining portion of the participant’s interest in this annuity contract will continue to be distributed under the contract option chosen.

If a participant dies before required distributions begin, the participant’s entire interest in this annuity contract will be distributed as least as rapidly as follows:

1)	If an individual other than the participant’s surviving spouse is his or her designated beneficiary, then the participant’s entire interest will be distributed over the remaining life expectancy of that individual, with payments starting by the end of the calendar year following the calendar year of the participant’s death. The life expectancy of the designated beneficiary will be determined using his or her age as of his or her birthday in the year following the year of the participant’s death. Alternatively, if elected, the participant’s entire interest in this annuity contract will be distributed by the end of the calendar year that contains the fifth anniversary of the participant’s death.

2)	If the participant’s surviving spouse is his or her sole designated beneficiary, then the participant’s entire interest will be distributed over such spouse’s life, with payments starting by the end of the calendar year following the calendar year of the participant’s death, or if later, by the end of the calendar year in which the participant would have reached age 70-1/2. Alternatively, if elected, the participant’s entire interest in this annuity contract will be distributed by the end of the calendar year that contains the fifth anniversary of the participant’s death.

If the participant’s surviving spouse dies before required distributions begin to him or her, the remaining interest will be distributed over the remaining life expectancy of the spouse’s designated beneficiary, with payments starting by the end of the calendar year following the calendar year of the spouse’s death. The life expectancy of the spouse’s designated beneficiary will be determined using his or her age as of his or her birthday in the year following the death of the spouse. Alternatively, if elected, the remaining interest in this annuity contract will be distributed by the end of the calendar year that contains the fifth anniversary of the surviving spouse’s death.

If the participant’s surviving spouse dies after required distributions begin to him or her, any remaining interest will continue to be distributed under the contract option chosen.

3)	If there is no designated beneficiary, then the participant’s entire interest in this annuity contract will be distributed by the end of the calendar year containing the fifth anniversary of the participant’s death.

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Life expectancy is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to the participant’s surviving spouse as the designated beneficiary, the spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age on his or her birthday in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table in the year such individual’s life expectancy is first determined, reduced by one (1) for each subsequent year.

Required distributions are considered to begin on the participant’s Required Beginning Date or, if applicable, on the date distributions are required to begin to a surviving spouse. However, if distributions of the participant’s interest in this annuity contract start prior to such date on an irrevocable basis (except for acceleration) in a form meeting the requirements of Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations, then required distributions are considered to begin on the annuity starting date.

A participant’s interest in this annuity contract includes the amount of any outstanding rollover, transfer, or recharacterization under Q&A-7 or Q&A-8 of Section 1.408-8 of the Income Tax Regulations, and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits, to the extent required by regulations.

For purposes of this provision, a designated beneficiary is an individual designated under this annuity contract to receive payments after the participant’s death (or the death of a surviving spouse) and who qualifies as a designated beneficiary under Section 1.401(a)(9)-4 of the Income Tax Regulations.

If the participant’s surviving spouse is the sole designated beneficiary, the spouse may elect to treat this annuity contract as his or her own IRA. This election will be deemed to have been made if the spouse becomes Successor Owner of the participant’s interest in this contract or fails to take distributions from this contract otherwise required by this provision. No contribution or rollover to the participant’s interest in this annuity contract may be made after the participant’s death unless the spouse becomes Successor Owner.

This is part of the annuity contract. It is not a separate contract. It changes the annuity contract only as and to the extent stated. In all cases of conflict with the other terms of the annuity contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the date of issue.

SECRETARY	PRESIDENT
MARK F. MUETHING	CHARLES R. SCHEPER

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